Exhibit 99.2

RBC TO ACQUIRE CITY NATIONAL CORPORATION, A PREMIER U.S. PRIVATE AND COMMERCIAL BANK

•	Industry leading franchise focused on high net worth clients, businesses and commercial segments in key U.S. markets
•	Transaction enhances RBC’s U.S. presence and accelerates franchise growth
•	Compelling strategic fit with RBC’s U.S. Wealth Management and Capital Markets businesses, creating a powerful expansion platform for long-term growth
•	Offers attractive long-term earnings growth while maintaining strong capital position
•	Expected to be accretive to earnings per share (before amortization of intangibles) in the latter part of year three and accretive to earnings in year two

TORONTO and LOS ANGELES, January 22, 2015— Royal Bank of Canada (RY on TSX and NYSE) (“RBC”) today announced that it has entered into a merger agreement to acquire City National Corporation (CYN on NYSE) (“City National”), a premier U.S. private and commercial bank serving high net worth and commercial clients. RBC will pay, on average, approximately US$47.25 in cash and 0.7489 of an RBC common share for each share of City National common stock. City National stockholders will be entitled to elect to receive the merger consideration in RBC common shares or cash, subject to certain adjustments and limitations. Based on the closing price on the New York Stock Exchange of RBC’s common shares on January 21, 2015 of US$62.16, the total transaction value is approximately US$5.4 billion or US$93.80 of value per share of City National common stock as of announcement. The aggregate consideration will be paid with approximately US$2.7 billion in cash and approximately 44 million RBC common shares. This represents approximately a 50 per cent cash and 50 per cent share mix as of announcement. The total number of RBC common shares to be issued and the amount of cash to be paid in the transaction are both fixed.

Headquartered in Los Angeles, City National serves high net worth and commercial clients across a number of the largest and most attractive U.S. metropolitan areas, including New York, Los Angeles, the San Francisco Bay Area and Orange County. Founded in 1954, City National’s commercial banking specialties include a market-leading position in the entertainment industry and an emerging presence in the rapidly growing technology and health care segments. City National has also been ranked by Barron’s as one of America’s top 40 wealth managers for the last 14 years.

RBC has a strong presence in the U.S., with a top-10 investment bank, the 8th largest wealth management firm, and a growing asset management business. RBC has 8,000 employees across the U.S., including more than 3,000 in New York.

“In line with RBC’s strategic goals, we believe this combination creates a powerful expansion platform for focused long-term growth in the country which we view as our second home market. City National serves high net worth and commercial client segments in select high-growth markets, and represents a unique opportunity to complement and enhance our existing U.S. businesses and product offering,” said Dave McKay, President and CEO, RBC. “Like us, City National has a strong commitment to client service and a prudent risk culture. RBC supports City National’s community reinvestment program, and both RBC and City National are committed to making a meaningful, positive difference in the communities they serve. City National also has a strong leadership team and its employees are focused on building deep, long-lasting relationships with their clients.”

McKay continued: “City National’s private banking and wealth management capabilities will enable us to offer a broader product suite to the 340,000 U.S. households served by our U.S. Wealth Management unit. It also has industry specialties which complement our strong U.S. Capital Markets franchise. Its leadership has a proven track record of strong performance and we are confident this transaction will create significant long-term value for RBC’s shareholders.”

Following the closing of this transaction, RBC will combine its U.S. Wealth Management unit with City National, under the leadership of City National Chairman and CEO Russell Goldsmith, with the combined unit being reported as part of the global RBC Wealth Management segment. Goldsmith has served as City National’s CEO since 1995, during which time the company has grown significantly, both organically and through acquisitions.

“We’re very enthused about merging with RBC,” Goldsmith said. “This combination is a compelling opportunity. It will deliver significant value to our shareholders along with the opportunity to participate in the future growth of RBC. It will promote both continuity and growth, enabling our outstanding team of colleagues to maintain and strengthen City National’s value proposition. It will improve what we can do for our clients and the communities we serve. My colleagues and I look forward to joining forces with this company that has tremendous financial strength and considerable resources and capabilities not only in the United States but around the world.”

Each City National common stockholder will have the opportunity to elect the type of consideration to be received for City National common stock, subject to certain proration, equalization and adjustment procedures set forth in the merger agreement. As a result of these procedures, City National stockholder elections of either cash or shares in the transaction may be adjusted at closing. The total value of the consideration that City National common stockholders will actually receive upon the closing of the transaction will be based in part on the value of RBC common shares at closing, and the ultimate exchange ratio for the share portion of the consideration will likely fluctuate prior to closing of the transaction based on changes in RBC’s common share price and the equalization process. As part of the transaction, the Goldsmith family stockholders will receive RBC common shares for the entirety of their stockholdings (approximately 13 per cent) and have agreed to vote their City National stockholdings in favour of the transaction and to hold at least 50 per cent of the RBC common shares received by them in the transaction until the third anniversary of closing.

The transaction is expected to be accretive to earnings per share (before amortization of intangibles) in the latter part of year three and accretive to earnings in year two. Given RBC’s strong capital position and anticipated internal capital generation it expects to maintain its ongoing capital management program, and to maintain a Common Equity Tier (CET) 1 ratio at closing broadly in line with its current level. RBC’s CET 1 ratio was 9.9 per cent as at October 31, 2014.

Closing is expected in the fourth calendar quarter of 2015 subject to customary closing conditions, including receipt of required regulatory approvals and the approval of City National’s common stockholders.

RBC Capital Markets, LLC and J.P. Morgan Securities LLC served as financial advisors, and Sullivan & Cromwell LLP and Osler, Hoskin & Harcourt LLP served as legal advisors to RBC in this transaction.

Conference Call
A conference call is scheduled to take place on January 22, 2015, at 8:30 a.m. (ET), followed by a brief question and answer period with analysts. Presentation materials will be available on RBC’s Investor Relations website, at www.rbc.com/investorrelations/acquisitions.html.

Interested parties can access this call live on a listen-only basis via telephone using the following access numbers:

Local calls: 416-695-7806
North American toll-free: 1-888-789-9572

The passcode for access on all numbers is 2623792#. Please call between
8:20 a.m. and 8:30 a.m. (ET).

A recording of the conference call will be available after 10:30 a.m. (ET) on January 22, 2015 until April 22, 2015 via telephone at: 905-694-9451 (locally) or 1-800-408-3053 (North American toll-free), passcode 2726258#.

About RBC
Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 38 other countries. For more information, please visit rbc.com.

RBC supports a broad range of community initiatives through donations, sponsorships and employee volunteer activities. In 2014, we contributed more than $111 million to causes worldwide, including donations and community investments of more than $76 million and $35 million in sponsorships.

About City National Corporation
City National Corporation (NYSE: CYN) has US$32 billion in assets. The company’s wholly owned subsidiary, City National Bank, provides banking, investment and trust services through 75 branches and offices, including 16 full-service regional centers, in Southern California, the San Francisco Bay Area, Orange County, Nevada, New York City, Nashville and Atlanta. City National and its investment affiliates manage or administer US$61 billion in client investment assets, including US$49 billion under direct management. For more information, please visit www.cnb.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings;

Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

Media Contacts:
Wojtek Dabrowski, Corporate Communications, wojtek.dabrowski@rbc.com, 416-974-3718
Rina Cortese, Corporate Communications, rina.cortese@rbc.com, 416-974-5506

Analyst Contacts:
Amy Cairncross, Investor Relations, amy.cairncross@rbc.com, 416-955-7803
Lynda Gauthier, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808